# ADB Interests LLC
# and subsidiaries

(a Texas Limited Liability Company)

**Audited Consolidated Financial Statements**

Period of January 1, 2020

through December 31, 2021

Audited by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

# Financial Statements

# ADB Interests LLC
# and Subsidiaries

Table of Contents

TaxDrop

**Independent Auditor's Report**

March 10, 2022
**To:** Board of Directors of ADB Interests LLC
**Attn:** Brandy Hipp, CFO
**Re:** 2021 and 2020 Consolidated Financial Statement Audit – ADB Interests LLC and subsidiaries

**Report on the Audit of the Consolidated Financial Statements**

**Opinion**
We have audited the consolidated financial statements of ADB Interests LLC and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ADB Interests LLC as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB Interests LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB Interests LLC's ability to continue as a going concern.

**Auditor’s Responsibilities for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ADB Interests LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB Interests LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*TaxDrop LLC*

TaxDrop LLC
Robbinsville, New Jersey
March 10, 2022

**ADB Interests LLC and Subsidiaries**
**CONSOLIDATED BALANCE SHEETS**
**As of December 31, 2021 and December 31, 2020**
**(Audited)**

| | 2021 | 2020 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 998,392 | $ 2,863,173 |
| Accounts receivable, net | 334,736 | 273,914 |
| Prepaid expenses | 96,168 | 51,527 |
| Inventory | 3,910,728 | 3,812,641 |
| **Total Current Assets** | **5,340,024** | **7,001,254** |
| **Property and Equipment** | | |
| Furniture and equipment | 55,891 | 43,336 |
| Leasehold improvements | 33,075 | 33,075 |
| Product Molds | 529,862 | 223,630 |
| Less: Accumulated depreciation | (78,612) | (29,364) |
| **Net Property and Equipment** | **540,216** | **270,677** |
| **Intangibles, net** | **2,119,724** | **1,707,060** |
| **Other Assets** | | |
| Due from affiliates | 4,066,731 | 2,475,673 |
| **Total Other Assets** | **4,066,731** | **2,475,673** |
| **Total Assets** | **$ 12,066,695** | **$ 11,454,664** |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 1,435,971 | $ 2,578,655 |
| Accrued expenses | 1,059,313 | 613,533 |
| Sales tax payable | 188,694 | 316,367 |
| Income taxes payable | 14,454 | 18,917 |
| Deferred revenue | 186,574 | 43,208 |
| Notes payable, current portion | 110,185 | 96,898 |
| **Total Current Liabilities** | **2,995,190** | **3,667,578** |
| **Long-Term Liabilities** | | |
| Notes payable, net of current portion | 1,192,016 | 972,416 |
| Secured borrowings | 1,461,487 | 602,956 |
| Line of credit | 497,904 | 497,904 |
| **Total Long-Term Liabilities** | **3,151,408** | **2,073,276** |
| **Total Liabilities** | **6,146,598** | **5,740,854** |
| **Total Members' Equity** | **5,920,097** | **5,713,810** |
| **Total Liabilities and Members' Equity** | **$ 12,066,695** | **$ 11,454,664** |

The accompanying notes are an integral part of these financial statements.

**ADB Interests LLC and Subsidiaries**
**CONSOLIDATED INCOME STATEMENTS**
**For the Years Ended December 31, 2021 and December 31, 2020**
**(Audited)**

| | 2021 | 2020 |
|---|---|---|
| Revenues | $ 15,369,802 | $ 13,058,147 |
| Cost of goods sold | 7,570,683 | 4,776,667 |
| **Gross Profit Margin** | **7,799,119** | **8,281,480** |
| **Operating Expenses** | | |
| Advertising and marketing | 3,624,705 | 2,111,988 |
| General and administrative | 248,773 | 201,115 |
| Legal and professional fees | 424,175 | 403,307 |
| Rent | 229,353 | 112,638 |
| Salaries and wages | 2,359,195 | 2,041,291 |
| Depreciation and amortization | 83,731 | 43,652 |
| Research and development | 96,750 | 26,109 |
| Insurance | 154,418 | 134,313 |
| **Total Operating Expenses** | **7,221,100** | **5,074,413** |
| **Other Income** | | |
| Interest income | 718 | 1 |
| Forgiveness of debt | 264,427 | 330,658 |
| **Total Other Income** | **265,145** | **330,658** |
| **Other Expenses** | | |
| Interest expense | 389,418 | 420,570 |
| Exchange gain (loss) | (1,542) | 55 |
| **Total Other Expenses** | **387,876** | **420,624** |
| **Net Income** | **$ 455,288** | **$ 3,117,101** |

The accompanying notes are an integral part of these financial statements.

**ADB Interests LLC and Subsidiaries**
**CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY**
**For the Years Ended December 31, 2021 and December 31, 2020**
**(Audited)**

| | | Total Members' Equity |
|---|---|---|
| **Balance as of December 31, 2019** | **$** | **2,637,662** |
| Member distributions | | (40,953) |
| Net Income | | 3,117,101 |
| **Balance as of December 31, 2020** | | **5,713,810** |
| Member distributions | | (249,001) |
| Net Income | | 455,288 |
| **Balance as of December 31, 2021** | **$** | **5,920,097** |

The accompanying notes are an integral part of these financial statements.

**ADB Interests LLC and Subsidiaries**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31, 2021 and December 31, 2020**
**(Audited)**

| | 2021 | 2020 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ 455,288 | $ 3,117,101 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 83,731 | 43,652 |
| Forgiveness of debt | (264,427) | (330,658) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable, net | (60,822) | (241,103) |
| Prepaid expenses | (44,640) | (36,974) |
| Inventory | (98,087) | (1,528,792) |
| Accounts payable | (1,142,684) | 1,502,812 |
| Accrued expenses | 445,780 | (455,853) |
| Sales tax payable | (127,674) | 223,851 |
| Income tax payable | (4,464) | 4,027 |
| Deferred revenue | 143,366 | (90,661) |
| **Net cash provided by (used in) operating activities** | **(614,633)** | **2,207,405** |
| **Cash Flows from Investing Activities** | | |
| Purchase of property and equipment | (318,787) | (228,427) |
| Net advances to affiliates | (1,591,058) | (373,163) |
| Patent and trademark acquisition costs | (447,147) | (111,277) |
| **Net cash used in investing activities** | **(2,356,992)** | **(712,868)** |
| **Cash Flows from Financing Activities** | | |
| Member distributions | (249,001) | (40,953) |
| Net advances on secured borrowings | 858,531 | 522,187 |
| Net borrowings on notes payable | 497,314 | 402,692 |
| Net repayments on line of credit | - | (2,838) |
| **Net cash used in financing activities** | **1,106,844** | **881,088** |
| Net change in cash and cash equivalents | **(1,864,780)** | **2,375,624** |
| Cash and cash equivalents at beginning of period | 2,863,173 | 487,548 |
| **Cash and cash equivalents at end of period** | **$ 998,392** | **$ 2,863,173** |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of ADB Interests, LLC, and its wholly owned subsidiaries (collectively, which may be referred to as the "Company", "we," "us," or "our"): f

- ADB Innovations LLC,
- ADB Research LLC,
- and Ashley Black Fasciology LLC, which further owns Fascia Advancement Academy LLC.

The Company is the primary beneficiary of Ashley Diana Black International Holdings LLC ("ADB International LLC") which qualifies as a variable interest entity and is consolidated within these financial statements (see Note 14). All significant intercompany accounts and transactions have been eliminated. Any non-controlling interest is not material to the overall consolidated financial statements.

The Company is an eCommerce health and beauty brand specializing in skin regeneration products and programs for primarily US customers, expanding soon to select global markets. The Company's products are sold either direct to consumer or through distributors.

ADB Interests, LLC was formed on May 14, 2014 in Texas and is headquartered near Houston. In May 2014, the Company formed ADB Innovations LLC (a "Subsidiary"), a wholly owned subsidiary located in Texas, to operate as the product sales company. In addition, there are two wholly owned dormant entities, ADB Research, LLC, formed February 13, 2017, and Ashley Black Fasciology, LLC, formed August 31, 2012, that have limited activity for the years ended December 31, 2021 and December 31, 2020.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include the determination of inventory reserve, depreciation expense, and refund liability.

### Variable Interest Entities

The Company accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity's economic performance, or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. These certain legal entities are referred to as "variable interest entities" or "VIEs."

The Company would consolidate the results of any such entity in which it determined that it had a controlling financial interest. The Company would have a "controlling financial interest" in such an entity if the Company had both the power to direct the activities that most significantly affect the VIE's economic performance and the obligation to

absorb the losses of, or right to receive benefits from, the VIE that could be potentially significant to the VIE. On an annual basis, the Company reassesses whether it has a controlling financial interest in any investments it has in these certain legal entities.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

**Cash and Cash Equivalents**

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. There were no non-cash cash equivalents as of December 31, 2021 and December 31, 2020. Cash consists of funds held in the Company's checking account.

**Receivables and Credit Policy**

Accounts receivable are comprised of both credit card receivables and wholesale customer obligations. The merchant bank receivables are non-interest bearing obligations that are fixed and determinable amounts which will be deposited within 3 to 5 days of collection from retail credit institutions. The wholesale customer obligations are uncollateralized and typically non-interest bearing. These obligations are due under normal trade terms, usually within 30 to 60 days of product delivery. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management can charge 3% interest at its discretion on unpaid balances that exceed 21 days in accordance with customer specifications, or if unspecified, to the oldest outstanding invoices. As of December 31, 2021 and December 31, 2020, management deemed no allowance for doubtful accounts to be necessary.

**Inventory**

Inventory, which consists primarily of health and beauty products, that is either in transit to or is held at the Company's warehouse. The inventory is carried at the lower of cost or net realizable value using the weighted average method of valuation. The Company evaluates reserves for inventory items that the Company considers obsolete. As of December 31, 2021 and December 31, 2020, management deemed no reserve for obsolescence to be necessary.

**Fixed Assets**

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to fifteen years.

Depreciation expense on property and equipment for the years ended December 31, 2021 and December 31, 2020 was $49,248 and $6,473, respectively.

**Impairment of Long-Lived Assets**

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are

less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and December 31, 2020.

**Intangible Assets**

Intangible assets, net represents patents and trademarks, which are being amortized over their estimated useful lives on a straight-line basis as follow:

| Description | Estimated Life (Years) |
|---|---|
| Patents | 20 |
| Trademarks | Indefinite |

**Sales Tax**

The Company records sale tax collected on behalf of customers as a current liability on the balance sheets until such time that it is remitted to the applicable state and/or local tax jurisdiction, generally on a monthly or quarterly basis.

**Income Taxes**

The Company has elected to be taxed as a partnership with the Internal Revenue Service (IRS). Therefore, no provision for federal income tax expense is recorded. Instead, the net income for the Company flows through to its members and is taxed through their individual income tax returns. The Company has filed its income tax return for the year ended December 31, 2020, which will remain subject to examination by the IRS under the statute of limitations for a period of three years from the date it is filed.

The State of Texas charges a "margin" tax on all entities. This margin tax is, in substance, a state income tax, and has been accrued and included in the accompanying financial statements.

**Revenue Recognition**

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This new standard replaces all previous accounting guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

The Company adopted the requirements of the new guidance as of January 1, 2020, utilizing the modified retrospective method of transition. Adoption of the new guidance resulted in no significant changes to the amount or the Company's accounting policies for revenue recognition, trade and other receivable, contract cost, contract liabilities, and deferred costs.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identify contracts with customers; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The Company's performance obligation is to fulfill the delivery of goods with regards to online product sales. Each online order is considered an individual performance obligation.

Revenue is recognized when the performance obligation is satisfied by transferring a promised good or service to a customer. A good or service is considered transferred when the customer obtains control, which is when the customer has the ability to direct the use of and/or obtain substantially all the benefits of an asset. Revenues consist of product sales and are recognized upon shipment of the product.

Payment for goods or services is typically due upon purchase. The Company does not enter into extended term agreements with customers. The Company expenses the cost to obtain or fulfill a contract as incurred because the amortization period of the asset that the entity otherwise would have recognized is one year or less.

The transaction price is the price of each individual product ordered. There is no significant financing component, or noncash consideration included in the transaction price of any order. Each contract that the Company enters has one performance obligation. Therefore, the transaction price of each contract is fully allocated to the individual performance obligation. Variable consideration consists of returns and customer discounts. If the customer receives a discount, it is allocated ratably across each product included in the total performance obligation based on each product's individual selling price. The transaction price would reflect the discount offered to the customer.

Revenue is recognized when the performance obligation is completed at the time of shipment to the customer. Standard Company shipping terms are FOB shipping point and therefore at the time of shipment, control of the promised goods transfers and the customer can direct the use of and obtain substantially all the benefits of the product. Deferred revenues consist of consideration received prior to completing the performance obligation.

The Company also has consignment inventory relationships. In all circumstances, the contract and performance obligation exist between the Company and the end customer. Consignment inventory is under full control of the Company and revenue is recognized at the time of shipment to the customer.

The Company often offers discounts to customers by way of influencer marketing campaigns. When an influencer marketing campaign is conducted and the influencer receives a sales commission for sales made with their discount code, the Company retains control over the goods and services at every point of the transaction, inventory risk resides with the Company, and the Company has full discretion in establishing prices for goods. As the Company is the principal, all sales are recorded on the gross basis. There is no instance where an influencer acts as the principal of a sales transaction.

The Company permits its customers to return products and/or request refunds in exchange for either a cash refund or an online store credit. The Company has a return policy of 1,000 days for either a full refund or product replacement, depending on product purchased. For the years ended December 31, 2021 and December 31, 2020, the Company had expenses for discounts, exchanges, and returns totaling $352,824 and $1,491,253, respectively. As of December 31, 2021 and December 31, 2020, the Company had a return allowance of $27,561 and $17,678, respectively.

**Organizational Costs**

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

**Advertising**

The Company expenses advertising costs as they are incurred.

**Costs of Goods Sold**

Costs of goods sold consist primarily of costs related to inventory, customer service expenses, credit card merchant fees, and commissions paid to contractors.

**General and Administrative**

General and administrative costs are expenses that primarily include salaries, payroll tax, contract labor, consultants, insurance, office supplies, professional services, and rent.

**Recent Accounting Pronouncements**

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02, *Leases*, will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“Topic 848”), which provides optional expedients and exceptions for applying US GAAP to contracts that reference LIBOR if certain criteria are met. The ASU is effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact of the adoption of Topic 848 on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – INVENTORIES**

As of December 31, 2021 and December 31, 2020, inventories consisted of the following:

| | 2021 | 2020 |
|---|---|---|
| Inventory in transit | $ 1,035,805 | $ 1,020,935 |
| Inventory finished goods | 2,874,923 | 2,791,706 |
| | $ 3,910,728 | $ 3,812,641 |

**NOTE 4 – INTANGIBLES**

As of December 31, 2021 and December 31, 2020, intangible assets consisted of the following:

| | 2021 | 2020 |
|---|---|---|
| Patents | $ 1,657,608 | $ 1,407,120 |
| Trademarks | 616,874 | 420,215 |
| Less: Accumulated amortization | (154,758) | (120,275) |
| | $ 2,119,724 | $ 1,707,060 |

Amortization expense charged to operations for the years ended December 31, 2021 and December 31, 2020 totaled $34,483 and $37,179 respectively.

Estimated future amortization of intangible assets is as follows for the years ended December 31,:

| | | |
|---|---|---|
| 2022 | $ | 47,369 |
| 2023 | | 47,369 |
| 2024 | | 47,369 |
| 2025 | | 47,369 |
| 2026 | | 47,369 |
| 2027 and thereafter | | 563,521 |
| | $ | 800,366 |

**NOTE 5 – DUE FROM AFFILIATES**

On May 1, 2018, the Company provided a $2,000,000 line of credit to the managing member which bears no interest. The note matures on May 1, 2028. The note does not contain a repayment schedule and is due upon maturity. In 2020, the Company increased the available line of credit of $2,000,000 for a total line of $4,000,000. Total outstanding balance due from the member as of December 31, 2021 and December 31, 2020 was $3,641,498 and $2,129,124, respectively.

On May 1, 2018, the Company provided a $2,000,000 line of credit to ADB Lifestyle, LLC, which is majority owned by the Company's managing member. The note bears no interest and matures on May 1, 2028. The note does not contain a repayment schedule and is due upon maturity. Total outstanding balance due from ADB Lifestyle, LLC as of December 31, 2021 and December 31, 2020 was $425,233 and $346,549, respectively.

**NOTE 6 – NOTES PAYABLE**

In June 2018, the Company entered into a fixed interest term note agreement. The principal amount of the note was $848,300 and matures in June 2028. The note bears interest at 5.40% and requires monthly principal and interest payments of approximately $9,200. The amount of the outstanding facility as of December 31, 2021 and December 31, 2020 was $620,717 and $694,666, respectively.

In September 2018, the Company entered into a variable interest term note agreement. The principal amount of the note was $273,999 and matures in June 2028. The note bears interest at the 1-Month LIBOR rate plus 2.52% per annum. Interest only payments were required until January 2019. In January 2019, equal principal and interest payments begin through maturity. Monthly payments are approximately $2,700. The amount of the outstanding facility as of December 31, 2021 and December 31, 2020 was $197,846 and $224,648, respectively.

In July 2020, the Company received an Economic Injury and Disaster Loan (EIDL) administered by the Small Business Administration (SBA). The principal amount of the loan was $150,000 and matures in June 2050. The note bears interest at 3.75%. Payments are deferred for one year, after the deferral period, monthly principal and interest payments are approximately $700. In August of 2021, the loan was amended and the Company received an additional advancement of $335,100 and required monthly payments increased to $2,440 with no change in maturity. The amount of the outstanding facility as of December 31, 2021 and December 31, 2020 was $483,638 and $150,000, respectively.

Future required note repayments are as follows for the years ending December 31,

| | | |
|---|---|---|
| 2022 | $ | 110,185 |
| 2023 | | 120,651 |
| 2024 | | 126,357 |
| 2025 | | 132,349 |
| 2026 | | 138,644 |
| 2027 and thereafter | | 674,015 |
| | $ | 1,302,201 |

**NOTE 7 – SECURED BORROWINGS**

The Company entered into a revenue-based financing agreement for the transfer of receivables at a fixed price to third party financing companies. The financing companies charge a monthly fee of 12% to 15%, which is recorded as interest expense. The Company is provided funds in the amount of designated receivables and repays the borrowings as receivables are collected. Pursuant to the guidance in ASC 470-40, *Product Financing Arrangements*, the Company accounts for transaction as an increase to expense and an increase to product financing agreements (a liability).

## NOTE 8 – LINE OF CREDIT

In June 2018, the Company entered into a revolving line of credit agreement. The agreement provides for an advance of up to $500,000. Interest is accrued at the prime rate plus 1.87% per annum. Interest is payable monthly starting July 22, 2018. The note will convert to a term note upon the discretion of the lender. Upon conversion to a term note, no further advances under the agreement will be available and monthly payments will be due in the amount greater than or equal to (a) $250 or (b) the aggregate sum of the accrued interest plus 1/60$^{th}$ of the unpaid principal. As of December 31, 2021 and December 31, 2020 the outstanding balance on the facility was $497,904 for both years.

## NOTE 9 – FORGIVENESS OF DEBT

During 2020, the Company received a loan through the Paycheck Protection Program (PPP) established under the Coronavirus Aid, Relief and Economic Security Act (CARES Act) and administered by the SBA. The loan for $253,470 was eligible for forgiveness if the loan proceeds were used for qualified eligible expenses with the defined 8 or 24-week period after the loan was disbursed. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of PPP; therefore, considered the loan to be a conditional government grant.

Consistent with guidance from ASC 958-605, the Company recognized revenue of $253,470 for conditions substantially met as December 31, 2020. The Company applied for and received forgiveness in 2021.

During 2021, the Company received a second loan through the PPP for $241,027. The loan was eligible for forgiveness if the loan proceeds were used for qualified eligible expenses with the defined 8 or 24-week period after the loan was disbursed. When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of PPP; therefore, considered the loan to be a conditional government grant.

Consistent with guidance from ASC 958-605, the Company recognized revenue of $241,027 for conditions substantially met as of December 31, 2021.

The Company received additional forgiveness on various loans and accrued interest on notes described in Note 6 above.

## NOTE 10 – MEMBERS EQUITY

The Company is privately owned by two partners: ADB Equities LLC, a Texas S-Corporation wholly owned by Ashley Black that owns majority interest of the Company at 94% interest; and LBI Entertainment LLC, a California profits interest partner that owns the remaining 6% interest.

## NOTE 11 – COMMITMENTS AND CONTINGENCIES

### Lease Agreements

The Company has a 12-month lease agreement for warehouse space in Pearland, Texas that auto renews for an additional 12 months unless notice is provided 60 days before the end of the current term. Notice was provided as of December 31, 2021; therefore, the lease will expire February 2022.

In June 2021, the Company entered into a 38-month lease agreement for a new fulfillment center located in Houston, Texas. The lease began June 1, 2021 and requires monthly rent and fees of approximately $17,500. The Lease expires July 31, 2024.

Future minimum rental payments due under all lease agreements are approximately as follows:

| | | |
|---|---|---|
| 2022 | $ | 230,700 |
| 2023 | | 210,000 |
| 2024 | | 122,500 |
| 2025 and thereafter | | - |

**Contracts**

The Company has contracted with a third-party logistics company to fulfill its orders in Australia. The contract rate is based on products shipped monthly with a minimum fee of $18,400.

**Contingencies**

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by charge to expense when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

**NOTE 12 – RETIREMENT PLAN**

The Company has a savings plan pursuant to Section 401(k) of the Internal Revenue Code (IRC) under which all employees meeting eligibility requirements are able to participate. Subject to certain limits set for in the IRC, employees are permitted to make contributions to the plan. Company contributions are made to match the first 3% of employee contributions at 100% and to match any contributions from 3% to 5% at 50%, for a total possible match of 4% of salary deferrals. Additional Company contributions may be made at the discretion of management. Company contributions for the years ended December 31, 2021 and December 31, 2020 totaled $15,904 and $22,704, respectively.

**NOTE 13 – RISKS AND UNCERTAINTIES**

As of the date of management's evaluation (see Note 15), the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

**COVID-19**

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

**NOTE 14 – VARIABLE INTEREST ENTITY**

The Company is the primary beneficiary of ADB International, LLC, which qualifies as a variable interest entity ("VIE"). The determination was based on the fact that the Company indirectly exercises control over the operations of ADB International, LLC and is the primary beneficiary of its activities. Additionally, a significant portion of the financing for ABD International, LLC is provided by the Company.

The Company's consolidated financial statements include the assets, liabilities and results of operations of the VIE for which the Company is the primary beneficiary.

The following table summarizes the carrying amounts of the VIE's assets and liabilities included in the Company's consolidated balance sheets as of December 31, 2021 and December 31, 2020 as well as results of operations for the years ended December 31, 2021 and December 31, 2020:

| | 2021 | | 2020 | |
|---|---|---|---|---|
| Cash | $ | 47,984 | $ | 2,000 |
| Due from related party (eliminated in consolidation) | $ | 558,192 | $ | 744,296 |
| Total Current Assets | $ | 606,176 | $ | 746,296 |
| Patent and trademarks | $ | 2,119,724 | $ | 1,707,060 |
| Total Assets | $ | 2,725,900 | $ | 2,453,356 |
| Total Equity | $ | 2,725,900 | $ | 1,456,498 |
| Total Liabilities and Equity | $ | 2,725,900 | $ | 1,456,498 |
| Royalty income (eliminated in consolidation) | $ | 311,071 | $ | 260,588 |
| Net income | $ | 311,071 | $ | 260,588 |

## NOTE 15 – SUBSEQUENT EVENTS

### Crowdfunded Offering

The Company is starting a crowdfunding campaign through WeFunder. The Company is attempting to raise capital via 10% APR convertible notes. The notes will have a 2-year term with a 15% conversion discount and a $50 million dollar valuation cap.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder" or "wefunder.com"). The Intermediary will be entitled to receive a 7.5% commission fee of total proceeds issued in this offering.

### Secured Borrowings

In February 2022, the Company received additional advances on secured borrowings totaling $750,000.

### Management's Evaluation

Management has evaluated subsequent events through March 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.